February 10, 2010

Mr. Wilson K. Lee

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3010

RE:	Anworth Mortgage Asset Corporation
Form 10-K as of December 31, 2008
Filed on March 12, 2009
File No. 001-13709

Dear Mr. Lee:

We are responding to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated January 28, 2010 (the “Comment Letter”) addressed to Mr. Thad M. Brown, Chief Financial Officer, Anworth Mortgage Asset Corporation (the “Company”), regarding our Proxy Statement on Schedule 14A, filed on April 21, 2009. Each of the numbered paragraphs below is a response to the corresponding numbered paragraph in the Comment Letter.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Bonuses, page 14

1.	We have reviewed your response to our prior comments 1 and 2 and note the criteria the compensation committee used when determining compensation awards for your named executive officers. Using the enumerated criteria, please provide an analysis of how the compensation committee applied these criteria. For example, you state that the compensation committee considered the officers’ specific responsibilities and accomplishments during the year. Please state which responsibilities and accomplishments the committee considered and how this factored into the bonus determination for that particular officer.

Response:

The Compensation Committee has considerable discretion when determining bonus amounts other than bonuses paid pursuant to an employment agreement of the 2002 Incentive Plan. When exercising this discretion, the Compensation Committee considers various criteria and performance measures, including: (a) the Named Executive Officers’ specific responsibilities during the calendar year; (b) the Named Executive Officer’s specific accomplishments during the calendar year; (c) any exceptional contributions by the Named Executive Officer during the calendar year; (d) annualized base salary paid to the Named Executive Officer during the calendar year and the two prior calendar years; (e) the amount, if any of the bonus paid to the Named Executive Officer pursuant to an employment agreement and the 2002 Incentive Plan during the current calendar year and the two prior calendar years; (f) the proportion of the Named Executive Officer’s compensation allocated between cash and restricted stock received during the current calendar year and the two prior calendar years; (g) the amount of any restricted stock granted to the

Named Executive Officer during the current calendar year and the two prior calendar years; (h) the salary and total compensation paid to other mortgage REIT executives with similar responsibilities; and (i) the Named Executive Officer’s qualifications and level of experience, which includes educational and employment experience.

In determining total compensation for each Named Executive Officer in 2008, the Compensation Committee reviewed the above criteria and determined for 2008 that the key criteria were the specific responsibilities and accomplishments and any exceptional contributions during 2008 as set forth below. In determining bonus amounts paid for each of the Named Executive Officers, the Compensation Committee noted that the combined base salaries and bonus amounts paid to our Named Executive Officers for 2008 were in the bottom half, even after including the bonus determination, relative to the base salaries and bonus amounts paid to executive officers at our peer group. Although there is no specific set value in compensation placed on each Named Executive Officer’s qualifications and level of experience, the Compensation Committee recognized that there is value in retaining well qualified and experienced individuals and considered that subjectively rather than objectively in determining total compensation. Although the Compensation Committee would normally review the total compensation and the various elements of compensation paid to our Named Executive Officers for the prior two years, they did not consider this a significant factor in 2008 because reduced operated margins in the prior two years had resulted in materially lower total compensation. The Compensation Committee determined that each executive’s compensation should be based primarily on responsibilities, accomplishments and contributions in 2008. In determining total compensation for 2008, the Compensation Committee reviewed other elements of compensation. With the exception of Lloyd McAdams and Joseph McAdams, who receive restricted stock and non-equity incentives through the performance based bonus plan under their employment agreements, no other Named Executive Officer received any grants of stock or non-equity incentives in 2008. Regarding Lloyd McAdams and Joseph McAdams, the Compensation Committee considered that a substantial portion of their compensation should be based from the performance based bonus plan under their employment agreements in order to further align their interests with those of our stockholders. The bonus amounts paid to each of our Named Executive Officers was one of the several elements of total compensation considered by the Compensation Committee. Since the Compensation Committee considered the responsibilities, accomplishments and contributions of each Named Executive Officer to be key criteria in determining both total and bonus compensation, those are set forth below:

Lloyd McAdams served as Chairman of the Board, Chief Executive Officer and President. The total compensation determination and discretionary bonus determination were based on the significance of his specific and overall accomplishments. His specific responsibilities included being primarily responsible for the overall direction and management of the company, its asset acquisition, capital and leverage, risk management, asset liability management, financing reporting, compliance, employee morale and internal controls. Lloyd McAdams’ specific major accomplishments in the crisis year of 2008 were: the company earning $55 million; raising additional equity capital of approximately $250 million; paying $1.00 per common share in dividends representing a yield for shareholders of more than 10%; and continuing to enhance the professional development of the company’s professional staff. Based on these specific accomplishments and the overall success achieved by the company in 2008, the Compensation Committee determined that Lloyd McAdams should receive the discretionary bonus awarded to him.

Joseph McAdams served as Chief Investment Officer. The total compensation determination and discretionary bonus determination were based on the significance of his specific and overall accomplishments. His specific responsibilities included being primarily responsible for the company’s day to day investment performance, strategy and asset liability management. Joseph McAdams’ specific major accomplishments in the crisis year of 2008 were: his significant contribution to the company earning $55 million; raising additional equity capital of approximately $250 million; paying $1.00 per common share in dividends representing a yield for shareholders of more than 10%; continuing to enhance the professional development of the company’s investment staff; profitably directed the company’s purchase of $1.6 billion in mortgage-backed securities; managed nearly $30 billion in borrowings and repayments under repurchase agreements; and managed $2.7 billion for the company as counterparty to interest rate swap agreements. Based on these specific accomplishments and the overall success achieved by the company in 2008, the Compensation Committee determined that Joseph McAdams should receive the discretionary bonus awarded to him.

Thad Brown served as Chief Financial Officer. The total compensation determination and discretionary bonus determination were based on the significance of his specific and overall accomplishments. His specific responsibilities in the crisis year of 2008 included having overall responsibility for financial reporting, financial systems and internal controls, and in managing information technology. He also assisted Lloyd McAdams with the financial direction of the company and on capital raising efforts. His specific major accomplishments included his contributions to the company earning $55 million; raising additional equity capital of approximately $250 million; continuing to enhance the professional development of the company’s financial staff; and successfully managing the company’s financial reporting, internal controls, information technology and insurance during difficult economic times. Based on these specific accomplishments and the overall success achieved by the company in 2008, the Compensation Committee determined that Thad Brown should receive the discretionary bonus awarded to him.

Charles Siegel served as Senior Vice President – Finance and reported directly to Mr. Brown. The total compensation determination and discretionary bonus determination were based on the significance of his specific and overall accomplishments. His specific responsibilities included direct responsibility for financial reporting, financial systems and internal controls, supervision of the Controller, the Director of Investor Relations and the Financial Operations Manager, assisting Mr. Brown and Mr. Lloyd McAdams with the financial direction of the company and in capital raising efforts. His specific major accomplishments in the crisis year of 2008 included his contributions to the company earning $55 million; raising $250 million in additional equity capital; and in helping to successfully manage the financial reporting, internal controls, financial operations and investor relations during difficult economic times. Based on these specific accomplishments, Mr. Siegel received two cash bonuses during 2008. The Compensation Committee determined that Charles Siegel should receive a discretionary bonus at year-end in the amount of $65,000 based on the significance of his specific and overall accomplishments. The Compensation Committee also determined that Charles Siegel should receive a special bonus in the amount of $50,000 near the beginning of 2008 related primarily to his efforts on two registrations of company securities and his direct involvement in stockholder relations during a difficult time in the financial marketplace.

Bistra Pashamova served as Vice President and Portfolio Manager and reported directly to Joseph McAdams. The total compensation determination and discretionary bonus determination were based on the significance of her specific and overall accomplishments. Her specific responsibilities included being directly responsible for asset acquisition, managing the financing of the company’s portfolio, managing the company’s interest rate swap agreements and assisting Joseph McAdams in asset liability management, and investment performance and strategy. Her specific major accomplishments in the crisis year of 2008 included her contributions to the company earning $55 million, having profitably purchased $1.6 billion in mortgage-backed securities, managed nearly $30 billion in borrowing and repayments under repurchase agreements, and managed $2.7 billion for the company as counterparty to interest rate swap agreements. Based on these specific accomplishments and the overall success achieved by the company in 2008, the Compensation Committee determined that Bistra Pashamova should receive the discretionary bonus awarded to her.

We hope that the foregoing information is responsive to your requests in the Comment Letter. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned at (310) 255-4460. Thank you for your assistance.

Respectfully submitted,

/s/ Thad M. Brown
By:	Thad M. Brown
Title:	Chief Financial Officer and Secretary

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